                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

                                       OR

               TRANSITION REPORT PURSUANT TO SECTION 16(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number 1-7792

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             TAX-ADVANTAGED SAVINGS PLAN OF POGO PRODUCING COMPANY

     B. Name of issuer of the securities held pursuant to the plan of the address of its principal executive office:

                             POGO PRODUCING COMPANY
                          5 GREENWAY PLAZA, SUITE 2700
                              HOUSTON, TEXAS 77046

Item 4. (a) Financial Statements and Schedule prepared in accordance with the financial reporting requirements of ERISA.

                         TAX-ADVANTAGED SAVINGS PLAN OF
                             POGO PRODUCING COMPANY

                              FINANCIAL STATEMENTS
                            AS OF DECEMBER 31, 2000
                         TOGETHER WITH AUDITORS' REPORT

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS






To the Administrative Board,
Tax-Advantaged Savings Plan
of Pogo Producing Company:

We have audited the accompanying statements of net assets available for plan benefits of the Tax-Advantaged Savings Plan of Pogo Producing Company (the Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the supplemental schedules referred to below are the responsibility of the administrative board of the Plan. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2000 and 1999, and the changes in its net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held at end of year as of December 31, 2000, and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                             /s/ ARTHUR ANDERSEN LLP


Houston, Texas
May 31, 2001

                         TAX-ADVANTAGED SAVINGS PLAN OF

                             POGO PRODUCING COMPANY


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                        AS OF DECEMBER 31, 2000 AND 1999



                                                         2000           1999
                                                     ------------   ------------
INVESTMENTS, at quoted market value                  $ 19,027,802   $ 15,850,448

CONTRIBUTIONS RECEIVABLE:
   Participant                                             54,130         51,605
   Company                                                 37,743         35,421

CASH                                                        1,000          1,000
                                                     ------------   ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS               $ 19,120,675   $ 15,938,474
                                                     ============   ============



   The accompanying notes are an integral part of these financial statements.

                         TAX-ADVANTAGED SAVINGS PLAN OF

                             POGO PRODUCING COMPANY


                       STATEMENTS OF CHANGES IN NET ASSETS

                           AVAILABLE FOR PLAN BENEFITS

                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999



                                                                2000            1999
                                                            ------------    ------------
INTEREST/DIVIDEND INCOME                                    $    551,899    $    550,291
                                                            ------------    ------------

NET APPRECIATION IN MARKET VALUE OF INVESTMENTS                3,876,133       3,801,276
                                                            ------------    ------------

CONTRIBUTIONS:
   Participant                                                 1,013,833         949,616
   Company                                                       810,492         744,905
                                                            ------------    ------------

                                Total contributions            1,824,325       1,694,521
                                                            ------------    ------------

WITHDRAWALS AND TERMINATIONS                                  (3,070,156)       (916,508)
                                                            ------------    ------------

INCREASE IN NET ASSETS AVAILABLE FOR
   PLAN BENEFITS                                               3,182,201       5,129,580

NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year     15,938,474      10,808,894
                                                            ------------    ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year         $ 19,120,675    $ 15,938,474
                                                            ============    ============



   The accompanying notes are an integral part of these financial statements.

                         TAX-ADVANTAGED SAVINGS PLAN OF

                             POGO PRODUCING COMPANY


                          NOTES TO FINANCIAL STATEMENTS



1. DESCRIPTION OF THE PLAN:

General

Pogo Producing Company (Pogo) adopted the Employees Stock Purchase Plan effective January 1, 1978, as amended July 10, 1981. On January 1, 1985, the Employees Stock Purchase Plan was amended and renamed the Tax-Advantaged Savings Plan (the Plan). Any salaried employee of Pogo is eligible to be a participant of the Plan on the first day of the calendar quarter following employment.

John O. McCoy, Jr., an officer of Pogo, serves as trustee of the Plan. The Plan is administered by an administrative board appointed by Pogo's board of directors. The members of the administrative board receive no compensation for their services, and all expenses of the Plan, including brokerage commissions, are paid by Pogo.

Investments

The investment options include Pogo common stock, the Prime Portfolio Money Market Fund, the Investment-Grade Corporate Portfolio Bond Fund, the Vanguard Wellington Income Fund, the Vanguard Index Trust - 500 Portfolio and the Vanguard PrimeCap Fund.

Contributions

Each participant may contribute up to 10 percent of his compensation to the Plan. In accordance with provisions of the Internal Revenue Code of 1986, as amended (the IRC), each participant's contributions are subject to certain limitations. This limitation was $10,500 for 2000 and $10,000 for 1999. Pogo contributes an amount equal to each participant's contribution, limited to a maximum of 6 percent of the participant's eligible compensation. Each participant's account is credited with his or her contribution, the company-matching contribution and an allocation of Plan earnings. Allocations of earnings are based on the proportion that each participant's account balance bears to the total of all participant account balances. Matching funds contributed to the Plan by Pogo are invested only in Pogo common stock.

Distributions and Withdrawals

Participants are entitled to receive the portion of the Plan equity which represents their individual contribution. The Plan allows participants to be fully vested in the portion of the Plan which is represented by Pogo contributions after two full years of employment with the company.

In the event of death, retirement, disability or termination after vesting, a participant is entitled to all of his portion of the Plan equity applicable to Pogo's contributions.

Forfeitures

A participant terminated for reasons other than death, retirement or disability forfeits the unvested portion of his Plan equity attributable to Pogo's contribution, and such forfeiture is held in suspense for one year. If the participant returns to employment prior to incurring a one-year break in service, his unvested share of Pogo matching contributions is not forfeited. If the participant is not reemployed prior to incurring a one-year break in service, his unvested share of Pogo matching contributions is forfeited and used to reduce future contributions by Pogo. At December 31, 2000, there were 560 shares of Pogo's common stock forfeited and held in suspense.

Termination of the Plan

The Plan may be terminated, amended or modified by Pogo's board of directors at any time. In the event the Plan is terminated, all participants become vested and entitled to receive the Plan equity attributable to all contributions made for the participants by Pogo.

2. SUMMARY OF ACCOUNTING POLICIES:

Basis of Accounting

The records of the Plan are maintained on the cash basis of accounting and are adjusted to the accrual basis for financial reporting purposes.

Quoted market prices as of the last trading day of the Plan year have been used to determine the market value of Plan investments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

3.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

The following is a reconciliation of net assets available for Plan benefits from the financial statements to the Form 5500:

                                                                                    December 31
                                                                            ----------------------------
                                                                                2000            1999
                                                                            ------------    ------------
Net assets available for Plan benefits per the financial statements         $ 19,120,675    $ 15,938,474
   Less- Amounts allocated to withdrawing participants, December 31, 2000
     and 1999                                                                   (382,088)        (10,082)
                                                                            ------------    ------------

Net assets available for Plan benefits per the Form 5500                    $ 18,738,587    $ 15,928,392
                                                                            ============    ============

The following is a reconciliation of withdrawals and terminations from the financial statements to the Form 5500:

                                                                               December 31
                                                                       ----------------------------
                                                                           2000            1999
                                                                       ------------    ------------
Withdrawals and terminations per the financial statements              $  3,070,156    $    916,508
   Add- Amounts allocated to withdrawing participants, December 31,
     2000 and 1999                                                          382,088          10,082
   Less- Amounts allocated to withdrawing participants, December 31,
     1999 and 1998                                                          (10,082)         (5,733)
                                                                       ------------    ------------

Withdrawals and terminations per the Form 5500                         $  3,442,162    $    920,857
                                                                       ============    ============

Amounts allocated to withdrawing participants are recorded on the Form 5500 for withdrawals that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

4. INVESTMENTS:

The following table details investments that exceed 5 percent of the Plan's net assets:

                                               December 31
                                       ---------------------------
                                           2000           1999
                                       ------------   ------------
Pogo common stock-
   Participant-directed                $  2,818,335   $  2,310,016
   Nonparticipant-directed                7,974,874      5,541,755
Prime Portfolio Money Market Fund         1,140,155        834,624
Vanguard Wellington Income Fund           1,167,317      1,284,933
Vanguard Index Trust - 500 Portfolio      1,426,585      1,615,198
Vanguard PrimeCap Fund                    4,100,411      3,814,396
Other                                       400,125        449,526
                                       ------------   ------------

                                       $ 19,027,802   $ 15,850,448
                                       ============   ============

During 2000 and 1999, the Plan's investments appreciated in value by $3,876,133 and $3,801,276, respectively, as follows:

                                      2000            1999
                                  ------------    ------------
Common stock                      $  4,120,757    $  2,827,947
Common/collective trusts                18,207         (66,573)
Registered investment companies       (262,831)      1,039,902
                                  ------------    ------------

                                  $  3,876,133    $  3,801,276
                                  ============    ============

5. NONPARTICIPANT-DIRECTED INVESTMENTS:

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                    December 31
                                              -----------------------
                                                 2000         1999
                                              ----------   ----------
Net assets-
  Pogo common stock, at quoted market value   $7,974,874   $5,541,755
  Company contributions receivable                37,743       35,421
                                              ----------   ----------

                                              $8,012,617   $5,577,176
                                              ==========   ==========

                                                       Year Ended December 31
                                                    ----------------------------
                                                        2000            1999
                                                    ------------    ------------
Changes in net assets-
  Interest/dividend income                          $     32,385    $     31,990
  Net appreciation in market value of investments      2,925,372       1,986,334
  Company contributions                                  810,492         744,905
  Withdrawals and terminations                        (1,332,808)       (393,224)
                                                    ------------    ------------

                                                    $  2,435,441    $  2,370,005
                                                    ============    ============

6. RELATED-PARTY TRANSACTIONS:

Certain Plan investments are shares of common/collective trusts and registered investment companies managed by The Vanguard Group (Vanguard). Vanguard is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

7. FEDERAL INCOME TAXES:

The Plan obtained its latest determination letter on February 25, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The administrative board believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the administrative board believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 2000 and 1999.

8. RISKS AND UNCERTAINTIES:

The Plan provides for investments in Pogo common stock, common/collective trusts and various registered investment companies. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that significant changes in the values of investment securities will occur in the near term.

                                                                      SCHEDULE I

                         TAX-ADVANTAGED SAVINGS PLAN OF

                             POGO PRODUCING COMPANY


                     SCHEDULE OF ASSETS HELD AT END OF YEAR

                             AS OF DECEMBER 31, 2000



                                                                               Number of                         Current
   Identity of Issue                  Description of Investment               Shares/Units       Cost             Value
   -----------------                  -------------------------               ------------       ----            -------
Pogo Producing Company(a)             Pogo nonparticipant-directed
                                        common stock                             256,221     $  4,291,702     $   7,974,874
Pogo Producing Company(a)             Pogo participant-directed common
                                        stock                                     90,549          (b)             2,818,335
The Vanguard Group(a)                 Prime Portfolio Money Market Fund        1,140,155          (b)             1,140,155
The Vanguard Group(a)                 Investment-Grade Corporate
                                         Portfolio Bond Fund                      47,352          (b)               400,125
The Vanguard Group(a)                 Vanguard Wellington Income Fund             41,379          (b)             1,167,317
The Vanguard Group(a)                 Vanguard Index Trust - 500
                                         Portfolio                                11,707          (b)             1,426,585
The Vanguard Group(a)                 Vanguard PrimeCap Fund                      67,910          (b)             4,100,411
                                                                                                              -------------

                                                                                                              $  19,027,802
                                                                                                              =============


(a)Indicates a party in interest.

(b)Cost omitted for participant-directed investments.

                                                                     SCHEDULE II

                         TAX-ADVANTAGED SAVINGS PLAN OF

                             POGO PRODUCING COMPANY


                       SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 2000



                                                                                                     Current Value      Net
                                                           Purchase       Selling       Cost of       of Asset on       Gain
Identity of Party Involved        Description of Asset       Price         Price         Asset      Transaction Date   (Loss)
--------------------------        --------------------     --------       -------       -------     ----------------   ------
Pogo Producing Company            Pogo common stock       $   840,555    $       --     $840,555       $  840,555     $     --
Pogo Producing Company            Pogo common stock                --     1,348,901      848,112        1,348,901      500,789

NOTE: This schedule is a listing of a series of purchase and sale transactions, involving the same security which exceeded 5% of the Plan assets as of January 1, 2000.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          TAX-ADVANTAGED SAVINGS OF
                                          POGO PRODUCING COMPANY


                                          /s/ JOHN O. MCCOY, JR.
                                          --------------------------------------
                                          By: John O. McCoy, Jr.
                                              Member of the Administrative Board

Date:    June 26, 2001

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                   DESCRIPTION
-------                  -----------

 23.1                    -- Consent of Arthur Andersen LLP